DOVE ENERGY INC.

800-6th Avenue SW, Suite 410
Calgary, Alberta
Canada T2P 3G3
Telephone: (403) 612-1980

Website: http://www.doveenergyinc.com

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

March 12, 2009

Re: Dove Energy Inc.

Amendment No. 3 to Registration Statement on Form 20-F

Filed December 10, 2008

File No: 0-53479

Dear Mr. Schwall:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by Dove Energy Inc. contained in your letter dated February 18, 2009 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form Forms 20-F.

Attached to this letter is a black-lined version of the amended Form 20-F, indicating the amendments made to the Form 20-F.

Form 20-F

Liquidity and Capital, page 36

1.

Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

Response: The Company has revised the disclosure on pages 35 and 36 of the Form 20-F, in response to the Staff’s comments.

We are in the emerging stage, page 40

2.	Please move this discussion to the liquidity and capital resources section of the filing.

 Response: The Company has moved the discussion to the liquidity and capital resources section on page 35 of the Form 20-F, in response to the Staff’s comments.

Taxation, page 53

3.

We note you response to comment 25 and reissue this comment. Please eliminate all statements that refer to the discussion provided in this section as being a summary. In addition, eliminate any statement that U.S. Holders and prospective U.S. Holders should consult their own financial advisor, legal counsel or accountant although you may suggest this course of action.

Response: The Company has revised the disclosure on pages 52 through 57 of the Form 20-F, in response to the Staff’s comments.

Quantitative and Qualitative Disclosures about Market Risk, page 59

4.

We not your response to comment 26 and reissue this comment. Please provide the information required by item 11.B. of Form 20-F. In this regard , note 8 to your financial statements for the quarter ended September 30, 2008 indicates that you are subject to credit risk, interest rate risk, and foreign currency exchange rate risk.

Response: The Company has revised the disclosure on pages 57 and 58 of the Form 20-F in response to the Staff’s comments.

Financial Statements

5.

We have considered the expanded disclosure you added in response to our prior comment number 32. Based on the items included in the caption “Operational costs,” it appears these costs are directly applicable to your “Gas Revenue.” In future filings and to the extent material, please identify these costs in the manner contemplated by Rule 5-03(b)(2) of Regulation S-X. It also appears the nature of your “Income” line item may better be reflected as non operating income, as contemplated by Rule 5-03(b)(7) of Regulation S-X.

Response: The Company notes the Staff’s comments for future filings and has revised the disclosure on pages 33 through 35 of the Form 20-F.

Engineering Comments

6.

We have reviewed you response to prior comment 34. Please expand your disclosure to include the average sales price per unit of oil and gas produced and the average production cost (lifting cost) per unit of production. Please refer to paragraph 3 A(i and ii) of Industry Guide 2.

Response: The Company has revised the disclosure on pages 28 through 30 of the Form 20-F, in response to the Staff’s comments.

7.

We note that you disclose gas reserves and production on cubic meters. Investors generally are use to awing proved reserves in millions or billions of cubic feet of gas. Please consider revising your document to make it more meaningful to the average investor by using cubic feet of proved gas reserves.

Response: The Company has revised the disclosure on pages 28 through 30 of the Form 20-F, in response to the Staff’s comments.

Risk Factors, page 10

We expect losses to continue in the future because we have no oil and gas reserves… page 14

8.

We have reviewed you r response to prior comment 35. You may only disclose proved net reserves in SEC filings. If the reserves you have are less than proved, than the prior disclosure should be remain in the document with the revision that you have no proved oil and gas reserves. All reserves that are less than proved should be removed from the filing. Therefore, please modify your disclosure as necessary. Please note the next comment.

Response: The Company has revised the disclosure to remove the proven reserves from page 27 of the Form 20-F, in response to the Staff’s comments.

Estimated Reserves, page 24

9.

We have reviewed your response to prior comment 36. You may only disclosed proved net reserves in a SEC filing. There are no SEC definitions for proven recoverable or potential oil or gas reserves. Therefore, please remove the volumes of recoverable gas reserves attributed to the wells at Bow Island, Second White Specks and Milk River from you filing. Please include only proved reserves that meet the definition found in Rule 4-10(a) of Regulation S-X.

Response: The Company has revised the disclosure to remove the volumes of recoverable gas reserves attributed to the wells at Bow Island, Second White Specks and Milk River from page 27 of the Form 20-F, in response to the Staff’s comments.

Financial Statements

10.

We have reviewed your response to prior comment 37. The table of reserves that you have included does not appear to be sufficient detail to meet the disclosure requirements of SFAS 69, paragraph 11. Please note and address each of the following items:

•	If the quantities reported are not proves reserves that are net to your interest you should remove those quantities from your disclosure.

•	If they do represent proved reserves, you must reconcile the difference in year-to –year proved estimates. You must show the amount of reserve changes due to revision of previous estimated (usually due to price changes or performance changes or both); improved recovery: purchases of minerals in place; extensions and discoveries (due to drilling); production; and sales of minerals in place.

•	If there were no changes due to one or more of these categories then put zero for those categories. However, the amount of changes applied to the proved net reserves at the beginning of the year should result in the total proved net reserves you are reporting at the end of the year.

Response: The Company has revised the disclosure on page 27 of the Form 20-F to remove the table of proven reserves, in response to the Staff’s comments.

11.

For each year you report reserves you must also disclosed the calculation of the Standardized Measure as required by paragraph 30 of SFAS 69. You must also disclose the aggregate change in the Standardized Measure for each year you report the Standardized Measure. Please see paragraph 33 of SFAS 69.

Response: The Company has revised the disclosure on page 27 of the Form 20-F to remove the table of proven reserves, in response to the Staff’s comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate or review. Please understand that we may have additional comments after reviewing you amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors requires for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: We note the Staff’s comments.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form 20-F to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

Yours very truly,

/s/ Kene Ufondu
Chief Executive Officer

c.c. Sean Donahue, SEC
       Mike Karney, SEC
       Jim Murphy, SEC
       Jill Davis, SEC
       Jennifer O’Brien, SEC